Exhibit 99.9

RED WHITE & BLOOM BRANDS INC. (THE "COMPANY")

COMPENSATION COMMITTEE CHARTER

1.         PURPOSE

1.1       The Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Red White & Bloom Brands Inc. (the "Company"), under the supervision of the Board, shall have the overall responsibility for:

A.         reviewing   and   recommending   the   compensation   of   the   Company's   Chief Executive Officer ("CEO"), other executive officers and key employees (collectively, the "Management");

B.         overseeing the Company's compensation and benefits policies, plans and programs;

C.        general oversight of the Company's compensation structure; and such other additional specific duties and responsibilities as are set out herein.

The  term "compensation" shall include salary, incentive and equity compensation, bonuses, severance arrangements and other compensatory benefits or rights received under the Company's benefit plans.

2.         COMMITTEE COMPOSITION

The membership of the Compensation Committee shall be as follows:

The Compensation Committee, appointed annually by members of the Board, shall consist of a minimum of three members of the Board, the majority of whom will be independent.

       The Board will elect, by a majority vote, one Committee member to serve as

Chairman of the Committee (the "Chairman") for a one-year term.

       Committee members may serve on the Committee for consecutive terms.

A member may resign from the Committee. Vacancies shall be filled by appointment from among the independent members of the Board.

3.         MEETINGS

The Committee shall meet as often as may be considered necessary or appropriate, in its judgment, and will report regularly to the full Board with respect to its activities.

The   Committee may meet   either   in   person,   by   teleconferencing, or   by videoconferencing, at such times and place as determined by the Chairman.

A   majority   of   the   members   of   the   Committee,   present   in   person,   by teleconferencing, or by videoconferencing will constitute a quorum.

Meetings will be generally conducted without the presence of members of management.

The CEO may not be present for any portion of any meeting at which the compensation of the CEO is being deliberated or voted upon.

Minutes of the Committee meetings will be kept, filed in the Company's minute book and distributed to each member of the Committee and the Board.

4.         RESPONSIBILITIES

Subject to the   powers and duties of   the Board, the Board hereby delegates to the Committee the following powers and duties to be performed by the Committee on behalf of and for the Board:

A.         Compensation of CEO, Other Executive Officers and Key Employees

On an annual basis, or more frequently, if deemed  necessary by the Committee or requested by the Board, review and recommend corporate goals and objectives concerning the CEO  and other executive officers' compensation;

Evaluate the   CEO's,   other   executive   officers'   and   key   employees' performance against these corporate goals and objectives;

Determine and recommend the CEO's, other executive officers' and key employees' compensation and benefits plans based on this evaluation;

Review   and recommend to  the Board   the overall   compensation of each newly elected executive officer and key employee, including  all employment related and severance agreements; and

Evaluate o n a periodic basis the competitiveness of the remuneration packages for Management.

B.         Board of Directors Compensation

Review annually, or more frequently if deemed necessary by the Committee or requested by the Board, and recommend to the Board for its approval, the compensation paid to directors who  serve on the Board or its committees, including any retainer, chair fees, and equity compensation, in accordance with regulatory limitations. These recommendations should take into account national and industry-wide compensation practices and trends for comparable companies.

C.         Company Compensation

Oversee and evaluate the Company's general compensation  structure and policies to attract, award, develop and retain Management and other employees;

Review and approve annually the compensation adjustments for non- Management employees; and

Evaluate on a periodic basis the competitiveness of the compensation plan to non-Management employees.

D.         Administration of Plans

Review and administer the Company's stock option plan and other equity-based and incentive compensation plans (the "Plans") and make recommendations to the Board as appropriate;

Evaluate   on   a   periodic   basis   the   competitiveness   of   the   Plans established and make recommendations for improvement as appropriate;

Evaluate the use of   the Plans, from   time to time, as a form   of incentive compensation for external consultants,  subject to applicable laws and regulations; and

Monitor   the   compliance   of   these   plans   with   applicable   laws   and regulations.

E.         Public Disclosure of Executive Compensation

Review all disclosure of executive compensation, including compensation philosophy, prior to public release; and

Prepare any executive compensation report required by regulatory requirements for inclusion in the Company's annual report, proxy statement, information circular or other regulatory filings.

F.         Committee Assessment

Evaluate as required the performance of the Committee in light of the roles and responsibilities outlined in this Charter.

G.        Charter Evaluation

Review, discuss and assess annually this Charter and recommend changes to the Board for approval.

H.         Experts and Advisors

The Committee may retain or appoint, at the Company's expense, internal or external legal, accounting or other advisors and consultants to assist it in carrying  out its duties. The Committee shall have the authority to terminate such arrangements as appropriate.

I.          General Authority

The Committee may form and delegate authority to subcommittees as appropriate; and

The Committee shall also have such other powers and duties as are delegated to it by the Board.